Contact

650-278-9000 (Mobile)

www.linkedin.com/in/danusia-
szumowski-279192 (LinkedIn)
www.testkitchens.com (Company)

Top Skills

Strategic Thinking
Business Analysis
Customer Analysis

Languages

Polish

Danusia Szumowski

Vice President, Business Development and Strategic Partnerships
Sedona, Arizona, United States

Experience

WILD TONIC - Jun Kombucha
Vice President, Business Development and Strategic Partnerships
February 2024 - Present (4 months)
Cottonwood, Arizona, United States

Yavapai Small Business Development Center (SBDC)
Business Analyst
November 2021 - February 2023 (1 year 4 months)

Provided consulting services to over a hundred businesses in Yavapai County
with a focus on business strategy development and capital acquisition.

Liquos Corporation
Chief Operations Officer
January 2016 - January 2023 (7 years 1 month)
San Jose, CA

Liquos is a premier provider of filtered drinking water solutions to corporations
and small businesses. Duties include overseeing accounting, day to day
operations, and strategic planning initiatives for business growth. Key
contributor to multiple multimillion dollar contracts with major Silicon Valley
companies.

Test Kitchens
Founder and Chief Research Officer
December 1996 - January 2022 (25 years 2 months)

Founder of Test Kitchens, a consulting group that provides market research,
ethnography and usability testing to a wide range of industries. Test Kitchens
has worked with 100s of clients worldwide, including Fortune 500 companies,
to provide insights into strategic planning, product development and
marketing / sales efforts.

Piedra Hill
Assistant Winemaker and Vineyard Manager
January 2016 - September 2020 (4 years 9 months)
Napa, California, United States

Piedra Hill, formerly WH Smith, specializes in red blends with a focus on Cabernet Sauvignon. Duties included harvest, general winery and vineyard work throughout the year.

Stanford University School of Medicine
Assistant Director, Research and Education, WSDM
January 2017 - September 2018 (1 year 9 months)
Stanford University

The Stanford Women and Sex Differences in Medicine (WSDM) Center works to expand knowledge of women's health and biology. Duties included working closely with faculty to assist in teaching courses, developing new and enhanced course offerings, reviewing proposals / applications for grants, and planning / implementing events.

Portola Vineyards
Vigneronne
March 2015 - November 2016 (1 year 9 months)
Portola Valley, California

Portola Vineyards is located in the foothills behind Stanford University in Palo Alto. They are a certified organic estate vineyard that produces pinot noir, chardonnay, cabernet sauvignon, a rosé of pinot noir, as well as a dessert wine called Almendral. Duties included management of the vineyard and wine club, recruitment of employees, assisting in wine-making, and providing sales / marketing support. A few notable achievements include bringing in wine club software, and landing accounts with Whole Foods and Safeway as well as updates to the winery and a remote vineyard management tool for employees.

Scientific Learning
Director of Market Research and User Experience
1999 - 2001 (2 years)

Scientific Learning was the first company to develop a software-based approach to auditory processing issues in children. Provided research insights to executive management and the product development team in the early days of the company.

GVO
VP of Medical Product Design
1996 - 1998 (2 years)
Palo Alto, CA

GVO was a product design firm that was reformulated as Point Forward. Oversaw a team of highly skilled designers and engineers working to bring strategic thinking to new product development and innovation for clients in the medical device field.

ALZA Corporation
Director of Market Research and New Product Planning
1988 - 1996 (8 years)
Palo Alto, CA

ALZA, bought by Johnson & Johnson, was a pharmaceutical company that developed numerous important drug delivery technologies, including transdermal patches and other novel technologies. Leading a team of researchers, worked to understand market dynamics and opportunities in the application of drug delivery technologies. Led exploration of potential candidates for the first pipeline of products when ALZA decided to manufacture and sell products directly, as opposed to licensing their technologies to other pharmaceutical companies.

PATH
Associate Program Manager
September 1984 - April 1988 (3 years 8 months)
Washington D.C. Metro Area

PATH develops, adapts, and advances technologies focused on disease diagnostics, drugs, vaccine delivery, nutrition, reproductive health, water and sanitation. Oversaw program management in Kenya, the Gambia, Indonesia, Thailand, Sri Lanka, Egypt, and the Dominican Republic. Worked on AID- and UNFPA-funded projects focusing on communications strategies in support of health initiatives.

Education

Columbia University - School of International and Public Affairs
MPH, International Public Health · (1983 - 1984)

UC Davis Extension
Certification, Viticulture and Enology · (2016 - 2018)

Stanford University
Physiology · (1981 - 1983)

Hampshire College

BS, Biology · (1976 - 1981)

OIV MSc / UC Davis Marketing Program

Certificate · (2016 - 2016)